

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4631

March 20, 2017

<u>Via E-Mail</u>
Mr. Jeffrey M. Stutz
Chief Financial Officer
Herman Miller, Inc.
855 East Main Ave
Zeeland, MI 49464

> **Re: Herman Miller, Inc.**
> **Form 10-K**
> **Filed July 26, 2016**
> **File No. 1-15141**

Dear Mr. Stutz:

    We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

> Sincerely,
>
> /s/ Melissa N. Rocha
>
> Melissa N. Rocha
> Senior Assistant Chief Accountant
> Office of Manufacturing and Construction